UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VLOV INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

918258104
(CUSIP Number)

Erick Richardson, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 918258104

1	NAME OF Reporting Person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ARC China Investment Funds, a limited liability company incorporated under the laws of the Grand Duchy of Luxembourg; IRS identification number: n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		382,285
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		N/A

	9	SOLE DISPOSITIVE POWER

		382,285

	10	SHARED DISPOSITIVE POWER

		N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting Person

382,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%**

14	TYPE OF Reporting Person*

CO

* SEE INSTRUCTIONS.

** This amendment is filed to report that the Reporting Persons no longer hold 5% or more of the outstanding shares of the Company.

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CUSIP No. 918258104

1	NAME OF Reporting Person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ARC China Ltd., an exempted company incorporated in the Cayman Islands with limited liability; IRS identification number: n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(c) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		382,285
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		N/A

	9	SOLE DISPOSITIVE POWER

		382,285

	10	SHARED DISPOSITIVE POWER

		N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting Person

382,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5% **

14	TYPE OF Reporting Person*

CO

* SEE INSTRUCTIONS.

** This amendment is filed to report that the Reporting Persons no longer hold 5% or more of the outstanding shares of the Company.

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Item 1          Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of VLOV, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 11/F, Xiamen Guanyin Shan Int’l Commercial Operations Centre, Hubin Bei Road Xiamen, Fujian, China.

Item 2          Identity and Background

This Schedule 13D is being filed on behalf of (i) ARC China Investment Funds, with a registered business address at 20, Boulevard Emmanuel Servais, L-2535 Luxembourg, Grand Duchy of Luxembourg, and (ii) ARC China Ltd., an exempted company incorporated in the Cayman Islands with limited liability, with a registered office of c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9005, Cayman Islands (collectively, the “Reporting Persons”). ARC China, Ltd. serves as the investment manager for ARC China Investment Funds. By virtue of the arrangement between ARC China, Ltd. and ARC China Investment Funds, ARC China, Ltd. may be deemed to beneficially own the shares of the Company directly held by ARC China Investment Funds. Investment decisions concerning securities held directly by ARC China Investment Funds are made by ARC China, Ltd. and its investment professionals, subject to review and approval by the board of directors of ARC China Investment Funds.

During the past five years, neither of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3          Source and Amount of Funds or Other Considerations

On November 17, 2009, ARC China Investment Funds acquired 244,755 shares of Series A Preferred Stock, and warrants for the purchase of up to 122,378 shares of common stock of the Company by purchasing these securities for USD $700,000 with its own cash, in a private placement financing of the Company. Each one (1) share of Series A Preferred Stock of the Company was at such time convertible into one share of common stock under the Company’s charter. As a result, in the foregoing transaction ARC China Investment Funds acquired securities that entitled the Reporting Persons to acquire up to 367,133 shares of common stock of the Company. From November 17, 2009 through February 10, 2011, the Reporting Persons acquired an additional 869,807 shares of common stock. As a result, at such time the Reporting Persons beneficially held a total of 1,236,940 shares of common stock as of February 2011.

From February 2011 through the date of this statement, the Reporting Persons converted Series A Preferred Stock to common stock, and sold shares of common stock. As a result of these sales the Reporting Persons currently beneficially hold 382,285 shares of common stock, which is less than 5% of the total outstanding shares of the Company.

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The source of the funds for the acquisition of the above-mentioned securities was cash from ARC China Investment Funds. No part of the above referenced consideration was borrowed or otherwise obtained for the purpose of trading or voting the securities. The securities were acquired for investment purposes (including the acquisition and holding of the securities and the common stock underlying the securities).

Item 4          Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the securities for investment purposes (i) in connection with a private placement transaction on November 17, 2009, and (ii) by means of open market purchases.

As of the date of the transaction, the Reporting Persons did not have any plan or proposal:

(i)	to acquire additional securities of the Company or to dispose of securities of the Company, although he may do either of these in the future;

(ii)	that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(iii)	that would result in the sale or transfer of a material amount of assets of the Company;

(iv)	that would change the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	that would result in any material change in the present capitalization or dividend policy of the Company;

(vi)	that would result in any other material change in the Company’s business or corporate structure;

(vii)	that would result in any change in the Company’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Company;

(viii)	that would cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	that would cause a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	that would result in any action similar to those enumerated above.

Item 5          Interest in Securities of the Company

(a)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Reporting Persons can be found in rows 11 and 13 of each of the cover pages to this Schedule 13D (the “Cover Pages”), which are hereby incorporated by reference.

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(b)         The powers that Reporting Persons have with respect to the shares discussed herein are reflected in rows 7 through 10 of the Cover Pages, which are hereby incorporated by reference.

(c)         All transactions in the class of securities reported on that were effected by Reporting Persons during the past 60 days are discussed in Item 3 herein.

(d)         Not applicable.

(e)         Not applicable.

Item 6          Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 herein is hereby incorporated by reference. To the best knowledge of Reporting Persons, there are no other reportable contracts, arrangements, understandings, or relationships between the Reporting Persons and any other individual with respect to the Company’s securities.

Item 7          Materials to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	ARC China Investment Funds

/s/ Franklin Craig
Franklin Craig
Director

ARC China, Ltd.

/s/ Adam Roseman
Adam Roseman
Director

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